Nam Tai Electronics, Inc. [LOGO]                                    NEWS RELEASE
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Represented by PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816                      WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS, INC.

                FIRST QUARTER DIVIDENDS AND OTHER UPCOMING EVENTS

VANCOUVER, CANADA - March 25, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) today announced it wishes to remind shareholders of the upcoming events:

1. First Quarter Dividends
--------------------------

The Company will pay the 1st quarter dividend of $0.12 per share on or before April 21, 2004 to all shareholders of record at the close of business on March 31, 2004. The Company recently announced that it had increased the annual dividend amount from $0.20 to $0.48. This was the eleventh consecutive year of dividend increases.

2. First Quarter Results and Analyst Conference Call
----------------------------------------------------

The Company will release its unaudited first quarter results for the period ended March 31, 2004 after the market closes on April 30, 2004. An analyst conference call will be held on May 3, 2004 at 10:00 a.m. eastern time.

3. Annual Shareholders Meeting
------------------------------

The Company will hold its Annual Shareholders Meeting on Friday, June 11, 2004 at 11:30 a.m. in New York, at the Peninsula Hotel. The record date for the meeting is May 7, 2004.

About Nam Tai
-------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.


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Safe Harbor
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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

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